Exhibit 11.3 Consent of Morison Cogen LLP

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Offering Circular constituting a part of this Offering Statement on Form 1−A, as it may be amended, of our report dated April 29, 2024 relating to the combined and combining financial statements of Landa Financing, LLC and Series, which comprise the combined and combining balance sheet as of December 31, 2023 and the related combined and combining financial statements of comprehensive loss, changes in members' equity, and cash flows for the period January 18, 2023 (date of inception) through December 31, 2023, and the related notes to the combined and combining financial statements. We also consent to the reference to our firm under the caption “Experts” in this Offering Circular.

/s/ Morison Cogen LLP

Blue Bell, Pennsylvania

May 15, 2024